Filed pursuant to Rule 253(g)(2)

File No. 024-12193

This Supplement No. 1, dated May 9, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated May 2, 2023, of Landa Financing, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented.

LANDA FINANCING LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT OFFERING OF UP TO $75,000,000 IN COMMON SHARES

Minimum Investment

The Manager has determined to modify the minimum investment in the Shares for initial purchases from a minimum of 1 Share to a minimum of 25 Shares, effective immediately; provided, however, that the Manager reserves the right to further modify the minimum investment in the Shares, and the Manager will provide Shareholders with access to information regarding any future changes to the minimum investment amount via the Landa Platform (which includes the Landa Mobile App and website, www.landa.app). The contents of the Landa Platform are not incorporated by reference in or otherwise a part of the Company’s Offering Circular.